Madrona Distilling Inc. (the "Company") a Washington

Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Madrona Distilling, Inc
As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Business Inter... (*3170) - 1	15,226.97
Cash	64,156.72
External Accounts	210.39
Total for Bank Accounts	**$79,594.08**
Accounts Receivable	
Accounts Receivable (A/R)	1,955.48
Total for Accounts Receivable	**$1,955.48**
Other Current Assets	
Coldstream Internal	-253.52
Inventory Asset	-56.72
Inventory - Finished Goods	12,388.06
Merchandise Inventory	13,953.38
Prepaid expenses	14,827.32
Raw Materials Inventory	38,214.31
WIP Inventory	2,021.66
Total for Other Current Assets	**$81,094.49**
Total for Current Assets	**$162,644.05**
Fixed Assets	
Furniture & fixtures	6,172.60
Improvements	4,081.20
Long-term office equipment	5,929.71
Tools, machinery, and equipment	50,060.87
Total for Fixed Assets	**$66,244.38**
Other Assets	
Security deposits	5,000.00
Startup & organizational costs	26,674.08
Total for Other Assets	**$31,674.08**
Total for Assets	**$260,562.51**

Balance Sheet

Madrona Distilling, Inc
As of December 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,175.42
Total for Accounts Payable	**$6,175.42**
Other Current Liabilities	
Sales tax to pay	-3,590.28
Short-term business loans	887.02
Washington State Department of Revenue Payable	54.35
Total for Other Current Liabilities	**-$2,648.91**
Total for Current Liabilities	**$3,526.51**
Total for Liabilities	**$3,526.51**
Equity	
Common Stock	650,000.00
Partner investments	291,542.07
Retained Earnings	-232,794.09
Net Income	-451,711.98
Total for Equity	**$257,036.00**
Total for Liabilities and Equity	**$260,562.51**

Profit and Loss

Madrona Distilling, Inc
January-December, 2025

	TOTAL
Income	
Discounts given	-0.54
Sales	
Merchandise Sales	1,149.69
Sales of Product Income	43,808.86
Total for Sales	**$44,958.55**
Services	7,226.10
Total for Income	**$52,184.11**
Cost of Goods Sold	
Cost of goods sold	$80.64
Equipment rental - COGS	566.88
Retail Items - COGS	1,252.87
Sample - COGS	716.87
Spirits - COGS	8,641.11
Supplies & materials - COGS	628.40
Total for Cost of goods sold	**$11,886.77**
Shipping	570.13
Total for Cost of Goods Sold	**$12,456.90**
Gross Profit	**$39,727.21**
Expenses	
Advertising & marketing	$38,403.26
Social media	956.65
Website ads	757.28
Total for Advertising & marketing	**$40,117.19**
Business licenses	3,798.00
Contract labor	5,560.00
Contributions to charities	899.00
Conventions & Trade Shows	950.76
Employee benefits	
Health insurance & accident plans	12,861.60
Total for Employee benefits	**$12,861.60**
Entertainment	2,328.16
General business expenses	$149.00
Bank fees & service charges	6,906.81
Memberships & subscriptions	4,621.07
Total for General business expenses	**$11,676.88**
Insurance	
Business insurance	1,348.00
Total for Insurance	**$1,348.00**
Interest paid	9,610.32
Legal & accounting services	$1,500.00
Legal fees	40,775.74
Total for Legal & accounting services	**$42,275.74**

Profit and Loss

Madrona Distilling, Inc
January-December, 2025

	TOTAL
Meals	$1,105.41
Meals with clients	799.27
Team meals	328.70
Total for Meals	**$2,233.38**
Office expenses	
Office supplies	148.23
Printing & photocopying	383.57
Shipping & postage	2,621.19
Small tools & equipment	475.15
Software & apps	21,063.66
Total for Office expenses	**$24,691.80**
Payroll expenses	
Salaries & wages	139,947.08
Total for Payroll expenses	**$139,947.08**
Professional Services	12,301.60
Promotional Materials	1,920.98
QuickBooks Payments Fees	6.91
Rent	
Building & land rent	82,858.00
Equipment rental	76.39
Total for Rent	**$82,934.39**
Repairs & maintenance	155.95
Supplies	$42.33
Supplies & materials	8,173.30
Total for Supplies	**$8,215.63**
Taxes paid	$3,252.13
Payroll taxes	33,349.47
Total for Taxes paid	**$36,601.60**
Travel	$12,207.00
Airfare	5,826.18
Hotels	1,060.74
Taxis or shared rides	124.26
Vehicle rental	327.14
Total for Travel	**$19,545.32**
Utilities	
Disposal & waste fees	2.14
Electricity	3,099.51
Internet & TV services	1,524.69
Phone service	226.08
Total for Utilities	**$4,852.42**
Total for Expenses	**$464,832.71**
Net Operating Income	**-$425,105.50**

Profit and Loss

Madrona Distilling, Inc
January-December, 2025

	TOTAL
Other Income	
Interest earned	3,586.63
Total for Other Income	**$3,586.63**
Other Expenses	
Depreciation	25,555.98
Vehicle expenses	
Parking & tolls	149.50
Vehicle gas & fuel	1,713.25
Vehicle repairs	2,774.38
Total for Vehicle expenses	**$4,637.13**
Total for Other Expenses	**$30,193.11**
Net Other Income	**-$26,606.48**
Net Income	**-$451,711.98**

Statement of Cash Flows

Madrona Distilling, Inc
January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-451,711.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	5,975.42
Accounts Receivable (A/R)	-1,980.01
Coldstream Internal	20,253.52
Inventory Asset	56.72
Inventory - Finished Goods	-8,908.28
Merchandise Inventory	-9,627.23
Prepaid expenses	6,680.00
Raw Materials Inventory	-6,790.87
Sales tax to pay	-1,263.96
Short-term business loans	-62,201.83
Washington State Department of Revenue Payable	54.35
WIP Inventory	361.91
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$57,390.26**
Net cash provided by operating activities	**-$509,102.24**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,053.74
Improvements	15,363.00
Long-term office equipment	-1,807.52
Startup & organizational costs	-26,674.08
Tools, machinery, and equipment	-4,155.56
Net cash provided by investing activities	**-$18,327.90**
FINANCING ACTIVITIES	
Common Stock	400,000.00
Partner investments	13,000.00
Retained Earnings	4,895.84
Net cash provided by financing activities	**$417,895.84**
NET CASH INCREASE FOR PERIOD	**-$109,534.30**
Cash at beginning of period	**$189,128.38**
CASH AT END OF PERIOD	**$79,594.08**

Madrona Distilling Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025
Opening Balance	$290,852.14
Net profit/loss	-$451,711.98
Stock Issued	$417,895.84
Preferred Stock Issued	$0.00
Ending Balance	$257,036.00

Unaudited

Madrona Distilling Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Madrona Distilling Inc. (the "Company") was originally organized as a limited liability company on September 2, 2022 under the laws of Washington, and converted to a corporation on December 10, 2024 under the laws of Washington.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.